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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                           WESTERBEKE CORPORATION
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                  957547102
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                               (CUSIP Number)

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John H. Westerbeke, Jr.                       Copy to:
and Westerbeke Acquisition Corporation        Pepe & Hazard LLP
Myles Standish Industrial Park                Goodwin Square
150 John Hancock Road                         Hartford, CT  06103
Taunton, MA  02780                            (860) 522-5175
(508) 823-7677 Ext. 501                       Attn:  Walter W. Simmers
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               October 6, 2003
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        2 of 5


CUSIP No. 957547102
---------------------------------------------------------------------------

1.    Names of Reporting Persons.  John H. Westerbeke, Jr.
      I.R.S. Identification Nos. of above persons (entities only).

---------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [x]

      (b)   [ ]

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3.    SEC Use Only

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4.    Source of Funds (See Instructions)    PF

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or (e)

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6.    Citizenship or Place of Organization    U.S.A

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Number of                  7.    Sole Voting Power                    0
Shares Bene-               ------------------------------------------------
ficially by                8.    Shared Voting Power          1,098,250
Owned by Each              ------------------------------------------------
Reporting                  9.    Sole Dispositive Power               0
Person With                ------------------------------------------------
                           10.   Shared Dispositive Power     1,098,250

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,098,250

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12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)    56.2%

---------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN


       3 of 5


CUSIP No. 957547102
---------------------------------------------------------------------------

1. Names of Reporting Persons. Westerbeke Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only). (Applied for)

---------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    [x]

      (b)    [ ]

---------------------------------------------------------------------------

3.    SEC Use Only

---------------------------------------------------------------------------

4.    Source of Funds (See Instructions)    00

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or (e) -

---------------------------------------------------------------------------

   6.   Citizenship or Place of Organization    Delaware

---------------------------------------------------------------------------

Number of                  7.    Sole Voting Power                    0
Shares Bene-               ------------------------------------------------
ficially by                8.    Shared Voting Power          1,098,250
Owned by Each              ------------------------------------------------
Reporting                  9.    Sole Dispositive Power               0
Person With                ------------------------------------------------
                           10.   Shared Dispositive Power     1,098,250

---------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,098,250

---------------------------------------------------------------------------

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)    [x]

---------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)    56.2%

---------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      CO

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        4 of 5


      The Statement on Schedule 13D, dated May 12, 2003 as amended on June 4, 2003, July 16, 2003, and August 1, 2003 filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby further amended by this Amendment No. 4 to reflect (i) the opposition of Mr. Westerbeke and Acquisition to the most recent proposal of Valley Detroit Diesel Allison to acquire the outstanding shares of Common Stock of Westerbeke Corporation (the "Company"); (ii) the position of Mr. Westerbeke and Acquisition regarding an increase in the price to be paid under the Agreement and Plan of Merger between Acquisition and the Company (the "Merger Agreement") for shares of Common Stock held by persons other than Acquisition, the Company and persons exercising their dissenters' rights; and (iii) the position of Mr. Westerbeke and Acquisition regarding an extension of the October 31, 2003 date set forth in Section 9.01(c) of the Merger Agreement after which either party may terminate the merger if the merger has not been consummated; all as expressed to the special committee of the board of directors of the Company. This Amendment No. 4 is being filed by both Mr. Westerbeke and Acquisition.

Item 4.  Purpose of Transaction

      Item 4 is hereby amended by adding the following language:

      Mr. Westerbeke and Acquisition understand that, pursuant to a letter dated September 26, 2003, the special committee received a further offer from Valley Detroit Diesel Allison ("VDDA") to acquire the outstanding shares of Common Stock of the Company on the terms and conditions set forth in that letter. (See Exhibit 8). The special committee approached Mr. Westerbeke and Acquisition on October 6, 2003 with respect to that offer and other matters related to the proposed merger of Acquisition and the Company. In response to questions from the special committee, Mr. Westerbeke stated that he and Acquisition: (i) would not sell the shares of Common Stock held by Acquisition and beneficially owned by Mr. Westerbeke (through Acquisition) pursuant to the VDDA offer; (ii) would not agree to an increase in the $3.00 per share price to be paid under the Merger Agreement for shares of Common Stock held by persons other than Acquisition, the Company and persons exercising their dissenters' rights; and (iii) had not decided at that time whether to extend the October 31, 2003 date set forth in Section 9.01(c) of the Merger Agreement (after which either party may terminate the Merger Agreement if the merger has not been consummated). Subsequent to that discussion, Mr. Westerbeke and Acquisition learned that the special committee had proposed to VDDA that VDDA remove the 90% tender condition in the VDDA September 26, 2003 letter proposal and/or offer to purchase the shares of Common Stock beneficially held by stockholders other than Mr. Westerbeke (through Acquisition). Mr. Westerbeke was not consulted by the special committee regarding its proposals to VDDA and neither he nor Acquisition has taken a position regarding such proposals.

Item 7.  Materials to be filed as Exhibits.

      8.    Letter of Valley Detroit Diesel Allison, dated
            September 26, 2003.


        5 of 5


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                  WESTERBEKE ACQUISITION CORPORATION

                                  By: /s/ John H. Westerbeke, Jr.  10/22/03
                                      -------------------------------------
                                      John H. Westerbeke, Jr.      (Date)
                                      Its President

                                      /s/ John H. Westerbeke, Jr.  10/22/03
                                      -------------------------------------
                                      John H. Westerbeke, Jr.      (Date)